May 1, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-3628

Attn:    Celeste M. Murphy

Legal Branch Chief

Re:	Lighting Science Group Corporation

Preliminary Proxy Statement filed on Schedule 14A

Filed April 17, 2013

File No. 000-20354

Dear Ms. Murphy:

In conjunction with the response to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 30, 2013, relating to the Preliminary Proxy Statement on Schedule 14A filed by Lighting Science Group Corporation (the “Company”) on April 17, 2013, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lighting Science Group Corporation

By:	/s/ Susan Mermer
Name:	Susan Mermer
Title:	Controller